Filed by BioPlus Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BioPlus Acquisition Corp.

Commission File No.: 001-41116

Avertix Showcases Guardian™ System, First and Only FDA-Approved Implantable Heart Attack Warning Device, at Three Leading Cardiology Conferences

Avertix leadership is attending and hosting booths this weekend at the Heart Rhythm Society (HRS) 2023 Annual Meeting, the Society for Cardiovascular Angiography & Interventions (SCAI) 2023 Scientific Sessions, and the Outpatient Endovascular and Interventional Society (OEIS) 2023 Annual Meeting.

EATONTOWN, N.J., May 19, 2023 – Avertix Medical, Inc. (“Avertix” or the “Company”), formerly known as Angel Medical Systems Inc., a company focused on improving long-term management and outcomes of high-risk coronary disease in patients who have survived one or more heart attacks, today announced its participation in three prestigious conferences this weekend: the Heart Rhythm Society (HRS) Annual Meeting, the Society for Cardiovascular Angiography & Interventions (SCAI) Scientific Sessions, and the Outpatient Endovascular and Interventional Society (OEIS) 2023 Annual Meeting.

These conferences mark the debut of Avertix under its new name and branding. At these key industry and scientific cardiology events, Avertix will showcase its advanced cardiac monitoring solution, the Guardian System™. The Guardian is the first and only FDA-approved Class III implantable device designed to detect heart attacks in real-time, including silent and atypical symptomatic heart attacks, providing potentially life-saving alerts to patients and healthcare professionals.

The system is unique in its ability to detect heart attacks that are asymptomatic, or “silent,” as well as those presenting with atypical symptoms. By alerting patients of these events, the Guardian is able to reduce critical delays prior to treatment. The ALERTS clinical trial showed that time-to-door for Guardian patients is nearly eight times faster than patients without the implantable device. Given that every 2.6 minutes a heart attack survivor in the U.S. experiences a second event,1 the Guardian’s 24/7 monitoring offers peace of mind to millions of heart attack survivors.2

HRS 2023, May 19-21, at Ernest N. Morial Convention Center Convention Center, New Orleans, LA – Booth #2319

HRS is a world-renowned medical conference focused on advancements in the field of electrophysiology, where physicians and the medical community share the latest breakthroughs in innovative arrhythmia patient care and outcomes.

SCAI 2023, May 18-20, at Phoenix Convention Center, Phoenix, AZ – Booth #220

SCAI Scientific Sessions brings together the interventional cardiology community from around the world to share the latest clinical data, procedural guidance, and advanced expertise.

OEIS 2023, May 18-20, at Coronado Springs Resort, Lake Buena Vista, FL – Table #11

OEIS convenes physicians, surgeons, researchers, residents and allied health professionals to address office-based interventional procedures and the latest in research, with an emphasis on innovation, patient safety and evidence-based outcomes.

“We are excited to participate in these esteemed conferences and showcase our advanced cardiac monitoring solution, the Guardian System, to the brightest minds in cardiac care,” said Tim Moran, President and Chief Executive Officer of Avertix. “These conferences provide a valuable opportunity to collaborate with experts, healthcare professionals and industry leaders, as we collectively strive to advance technology and medicine, empowering physicians to provide exceptional care to their patients.”

On May 3, 2023, Avertix Medical, Inc. and BIOS Acquisition Corporation (dba BioPlus Acquisition Corp.) (“BIOS”) (Nasdaq: BIOS), a special purpose acquisition company, annouced that they entered into a definitive merger agreement (the “Transaction”). Upon completion of the Transaction, the combined company’s securities are expected to be listed on Nasdaq under the ticker symbol “AVRT.”

About Avertix Medical, Inc.

Avertix is a cutting-edge medical device company offering the first and only FDA-approved Class III implantable device that can detect silent and atypical symptomatic heart attacks in real-time. With a robust portfolio of U.S. patents pertaining to Acute Coronary Syndrome (ACS) events, Avertix is at the forefront of innovation in cardiovascular care and is committed to improving patient outcomes and saving lives through advanced medical technologies. For more information, visit avertix.com.

Important Information

BIOS has filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of BIOS, that when finalized in definitive format will be both the proxy statement to be distributed to holders of BIOS’ ordinary shares in connection with the solicitation of proxies for the vote by BIOS‘ shareholders with respect to the proposed Transaction and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Transaction. After the Registration Statement is declared effective, BIOS will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. BIOS shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with BIOS’ solicitation of proxies for its shareholders’ meeting to be held to approve the Transaction and related matters because the proxy statement/prospectus will contain important information about BIOS and Avertix and the proposed Transaction.

The definitive proxy statement/prospectus will be mailed to shareholders of BIOS as of a record date to be established for voting on the proposed Transaction and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BioPlus Acquisition Corp., 260 Madison Avenue, Suite 800, New York, NY 10026 or by emailing info@Biosspac.com.

Forward-Looking Statements

Certain statements included in this Press Release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “would,” “plan,” “potential,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of present or historical fact included in this Press Release, regarding BIOS’ proposed acquisition of Avertix, BIOS’ ability to consummate the proposed transactions, the benefits of the proposed transactions and the combined company’s future financial performance, and among others, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Press Release, and on the current expectations of Avertix’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including but not limited to: the inability of the parties to successfully or timely consummate the Transaction; the risk that the Transaction may not be completed by BIOS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline by BIOS; failure to realize the anticipated benefits of the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; Avertix’s history of operating losses; Avertix’s ability to engage physicians to utilize and prescribe its solution; changes in reimbursement practices; technological changes in Avertix’s market; Avertix’s ability to protect its intellectual property; Avertix’s material weaknesses in financial reporting; and Avertix’s ability to navigate complex regulatory requirements. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the preliminary proxy statement/prospectus in the Registration Statement and other documents filed or that may be filed by BIOS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, BIOS and Avertix and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from BIOS’ shareholders with respect to the proposed business combination and related matters. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of BIOS and Avertix relating to the Transaction in the preliminary proxy statement/prospectus contained in the Registration Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

1	https://www.cdc.gov/heartdisease/facts.htm
2	https://www.survivorshaveheart.com/

Contacts

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

+1-646-866-4012

Holly Windler

media@avertix.com

Investor Relations

Mike Cavanaugh

ICR Westwicke

Mike.Cavanaugh@westwicke.com

+1-617-877-9641